Free Writing Prospectus

VanEck Merk Gold ETF

2025-04-22 VanEck RIA Channel Webinar

0001546652

Pursuant to 433/164

333-274643

4/22/25, 1:49 PM It's Not Too Late to Add Gold to Your Portfolio

It's Not Too Late to Add Gold to Your Portfolio

Friday, April 25, 2025 1:00 PM Eastern Daylight Time 1 hour

VanEck®

Summary:

Gold's surge above $3,000 has left many investors wondering if they've missed their window. The **VanEck Real Assets ETF (RAAX)** was there ahead of the rally—and is maintaining its maximum allocation to gold. In this webcast, we'll share how we identified the opportunity early and why we're holding.

- Macro trends we believe will support gold
- Why the **VanEck Merk Gold ETF (OUNZ)** presents an even more compelling investment case in this market environment
- Dynamic allocation approach that can go max long—but also steps back when signals shift
- How real asset diversification through the RAAX and OUNZ ETFs may strengthen your portfolio

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4/22/25, 1:49 PM Sponsors of this webcast may contact registrants. This webcast is for financial professionals only. Accepted for 1 CFP / IWI / CFA CE Credits Company * Title * https://event.on24.com/wcc/r/4938152/15FF7E264256693509E3A86E1595107C 2 /7 State * IWI (CIMA, CIMC or CPWA) # Zip Code for IWI Submission CFA Institute ID Please submit any questions for our speakers: Type of Advisor * Please select below: CFP # It's Not Too Late to Add Gold to Your Portfolio

4/22/25, 1:49 PM It's Not Too Late to Add Gold to Your Portfolio

Speaker:



David Schassler
Head of Multi-Asset Solutions
VanEck

Portfolio Manager for multiple allocation strategies spanning real assets, multi-asset income, thematics, municipals, and trend-following U.S. equities. Joined VanEck in 2012.

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☐ I am a financial professional. I understand that this event is for financial professionals only, and I may be contacted by the sponsor. *

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https://event.on24.com/wcc/r/4938152/15FF7E264256693509E3A86E1595107C 4 /7 4/22/25, 1:49 PM Important Disclosures For Financial Professional Use Only. Not for Retail Distribution. This content is intended for educational purposes only. Please note that the availability of the products mentioned may vary by country, and it is recommended to check with your local stock exchange. This is not an offer to buy or sell, or a recommendation to buy or sell any of the securities, financial instruments or digital assets mentioned herein. The information presented does not involve the rendering of personalized investment, financial, legal, tax advice, or any call to action. Certain statements contained herein may constitute projections, forecasts and other forward - looking statements, which do not reflect actual results, are for illustrative purposes only, are valid as of the date of this communication, and are subject to change without notice. Actual future performance of any assets or industries mentioned are unknown. Information provided by third party sources are believed to be reliable and have not been independently verified for accuracy or completeness and cannot be guaranteed. VanEck does not guarantee the accuracy of third party data. The information herein represents the opinion of the author(s), but not necessarily those of VanEck or its other employees. An investment in the VanEck Real Assets ETF (RAAX) may be subject to risks which include, among others, risks related to investing in real assets ETPs, which may subject the Fund to commodities, gold, natural resources companies, MLPs, real estate sector, infrastructure, ETP - related equity securities, small - and medium - capitalization companies, foreign securities, emerging market issuers, ETP - related foreign currency, credit, interest rate, call, concentration and derivative risks, all of which may adversely affect the Fund. The Fund may also be subject to fund of funds, affiliated fund, U.S. Treasury securities, subsidiary investment, commodity regulatory, subsidiary tax, liquidity, gap, cash transactions, high portfolio turnover, data, active management, operational, authorized participant concentration, no guarantee of active trading market, trading issues, market, fund shares trading, premium/discount risk and liquidity of fund shares risks. Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates which may negatively impact the Fund's returns. Small - and medium - capitalization companies may be subject to elevated risks. It's Not Too Late to Add Gold to Your Portfolio

https://event.on24.com/wcc/r/4938152/15FF7E264256693509E3A86E1595107C 5 /7 VanEck Real Assets Portfolio: The model is not a mutual fund or other type of security and will not be registered with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940, as amended, and no units or shares of the model will be registered under the Securities Act of 1933, as amended, nor will they be registered with any state securities regulator. Accordingly, the model is not subject to compliance with the requirements of such acts. Gold investments are subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. Investments in gold may decline in value due to developments specific to the gold industry. Foreign gold security investments involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, or political, economic or social instability. Gold investments are subject to risks associated with investments in U.S. and non - U.S. issuers, commodities and commodity - linked derivatives, commodities and commodity - linked derivatives tax, gold - mining industry, derivatives, emerging market securities, foreign currency transactions, foreign securities, other investment companies, management, market, non - diversification, operational, regulatory, small - and medium - capitalization companies and subsidiary risks. VanEck Merk Gold ETF Disclosures OUNZ Prospectus: https://www.vaneck.com/OUNZProspectus An investment in the VanEck Merk Gold ETF ("OUNZ," or the “Trust”) is subject to signi ﬁ cant risk and may not be suitable for all investors. OUNZ is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and therefore is not subject to the same protections as mutual funds or ETFs registered under the 1940 Act. The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location. This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their 4/22/25, 1:49 PM It's Not Too Late to Add Gold to Your Portfolio

https://event.on24.com/wcc/r/4938152/15FF7E264256693509E3A86E1595107C 6 /7 applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction. Commodities and commodity - index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves significant risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Securities Corporation provides marketing services to the Trust. Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a Fund carefully before investing. To obtain a prospectus and summary prospectus, which contain this and other information, call 800.826.2333 or visit vaneck.com . Please read the prospectus and summary prospectus carefully before investing. © Van Eck Securities Corporation, Distributor, a wholly - owned subsidiary of Van Eck Associates Corporation 4/22/25, 1:49 PM It's Not Too Late to Add Gold to Your Portfolio

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